Mail Stop 3561

December 1, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Sophocles N. Zoullas
Chief Executive Officer
Eagle Bulk Shipping Inc.
477 Madison Avenue
Suite 1405
New York, NY 10022

> **Re:** **Eagle Bulk Shipping, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-33831**

Dear Mr. Zoullas:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>United States Federal Income Taxation of United States Holders, page 15</u>

1. We note your disclosure in the last paragraph on page 15 that you have obtained an opinion from Seward & Kissel LLP that income from time charters and voyage charters should not be treated as passive income for purposes of determining whether you are a passive foreign investment company. Please advise as to what consent you obtained from counsel to reference the opinion in your Form 10-K as no consent appears to have been filed as an exhibit to the Form 10-K.

<u>The market values of our vessels may decrease which could limit the amount of funds that we can borrow under our credit facility, page 21</u>

2. We note your discussion in "Risk Factors", that if the market values of your vessels, which have recently been at historically high levels, decrease, you may breach some of the covenants contained in the financing agreements relating to your indebtedness, including covenants in your credit facility. Supplementally advise us and significantly expand your disclosure in MD&A in future filings to provide a sensitivity analysis that demonstrates at which point you may be in breach of your debt covenants and the implications to your business, in addition to the fact that you will be unable to pay dividends. As part of your response, specifically address the impact that any breach in these covenants may have on your ability to satisfy payments required under your material shipbuilding contracts and any consequences a breach of those contracts may have to your business. We may have further comment upon reviewing your response.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 31</u>

3. Please confirm that in future filings you will include the securities authorized for issuance under equity compensation plans as required by Item 201(d) of Regulation S-K and the performance graph as required by Item 201(e) of

Regulation S-K.

Note 10. Non-cash Compensation

4. We note from the disclosures included in Note 10 that the Company recognized compensation expense of $3,137,812, $13,023,440 and $11,734,812, respectively, during 2007, 2006 and 2005 in connection with profit interests in the Company's former principal shareholder issued to members of the Company's management. We also note that the amounts recognized were based upon appreciation in the value of the assets of Eagle Ventures LLC, including shares of the Company's common stock owned by Eagle Ventures, LLC. Given the material amounts of expense recognized in connection with this arrangement during the periods presented in the Company's financial statements, please tell us and revise the disclosures included in the notes to your financial statements to explain in further detail how you calculated or determined the amount of expense recognized each period. We may have further comment upon receipt of your response.

Signatures, page 62

5. Please confirm that you acknowledge that your signature page should include the signature of your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in his or her individual capacity. Refer to General Instruction D.(2)(a) to Form 10-K.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 16

6. We note from the discussion on page 19 of MD&A that the Company has entered into a 35 vessel construction program for vessels to be delivered over the period from October 2008 through April 2012. We also note that a significant portion of these vessels are "charter free" at the present time. Given the recent adverse trends noted in dry bulk shipping rates as discussed on page 31 of the Form 10-Q,

please revise MD&A in future filings to discuss the potentially adverse consequences to the Company in the event that the Company is unable to obtain time charters for these charter free vessels or obtains such charters at rates that are lower than was expected at the time the agreements to acquire these vessels were entered into.

Definitive Proxy Statement

Competitive Benchmarking

7. Please confirm that in future filings you will provide a list of the companies to which you benchmark. Please also disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Other

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574, or Max Webb at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: (212) 785-3311